November 1, 2018

Ori Gon
Chief Financial Officer
ReWalk Robotics Ltd.
3 Hatnufa Street, Floor 6
Yokneam Ilit, Israel, 2069203

       Re: ReWalk Robotics Ltd.
           Registration Statement on Form S-1
           Filed October 15, 2018
           File No. 333-227852

Dear Mr. Gon:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 15, 2018

Calculation of Registration Fee, page 1

1. Please allocate the correct registration fee for the ordinary shares issuable upon exercise of the common warrants to purchase ordinary shares included in the units and the pre-funded units. For guidance, refer to the Division of Corporation Finance's Securities Act Rules
       Compliance and Disclosure Interpretation Questions 240.05 and 240.06. Also, please ensure the total registration fee reflects each class being registered.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ori Gon
ReWalk Robotics Ltd.
November 1, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Branch Chief, at
202-551-3617 with any questions.



                                                           Sincerely,
FirstName LastNameOri Gon
                                                           Division of
Corporation Finance
Comapany NameReWalk Robotics Ltd.
                                                           Office of
Electronics and Machinery
November 1, 2018 Page 2
cc:       Colin Diamond
FirstName LastName